PROSPECTUS SUPPLEMENT (to prospectus dated August 29, 2008)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-150654

BIOMET INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated August 29, 2008.

See “Risk Factors” beginning on page 15 of the prospectus and on page 22 of the Annual Report on Form 10-K filed on August 28, 2008 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined in the accompanying prospectus), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” in the accompanying prospectus.

RECENT DEVELOPMENTS

We have attached to this prospectus supplement Form 10-K/A of Biomet, Inc. for the fiscal year ended May 31, 2008. The attached information updates and supplements Biomet, Inc.’s Prospectus dated August 29, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is September 10, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file No. 001-15601.

BIOMET, INC.

(Exact name of registrant as specified in its charter)

Indiana	35-1418342
(State of incorporation)	(IRS Employer Identification No.)

56 East Bell Drive, Warsaw, Indiana	46582
(Address of principal executive offices)	(Zip Code)

(574) 267-6639

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by checkmark whether the registered is a shell company (as defined in Rule 12b-2 of the Act).     Yes  ☐    No  ☑

As of November 30, 2007, the last business day of the registrant’s most recently completed second fiscal quarter, there was no established public trading market for any of the common stock of the registrant. As of May 31, 2008, there were 1,000 shares of common stock of the registrant outstanding, all of which were owned by LVB Acquisition, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

Biomet, Inc. (the “Company”) is filing this Amendment No. 1 on Form 10-K/A (“Amendment No. 1 on Form 10-K/A”) to the Company’s Annual Report on Form 10-K for the year ended May 31, 2008, which was originally filed on August 28, 2008 (the “Original Filing”), to:

•

amend the disclosure in Part III, Item 10 (Directors, Executive Officers and Corporate Governance) of the Original Filing to amend and restate the information provided under the Directors heading to correct a typographical error relating to the age of Jeffrey R. Binder;

•

amend the disclosure in Part III, Item 11 (Executive Compensation) of the Original Filing to amend and restate the Director Compensation Table to reference the Company’s previously disclosed Separation, Release and Consultancy Agreement dated May 8, 2006 with Dane A. Miller, Ph.D. and the payments made thereunder; and

•

amend and restate the Exhibit Index of the Original Filing to incorporate by reference as Exhibit 10.31 the Company’s Separation, Release and Consultancy Agreement dated May 8, 2006 with Dane A. Miller, Ph.D., which agreement was originally filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 10, 2006.

In addition, this amendment includes the following exhibits:

•	Exhibit 31.1—Certification of President and Chief Executive Officer under Rule 13(a)-14(a)/15d-14(a)

•	Exhibit 31.2—Certification of Senior Vice President and Chief Financial Officer under Rule 13(a)-14(a)/15d-14(a)

Exhibits 31.1 and 31.2 hereto have been provided with respect to and in light of the disclosure being amended. This Amendment No. 1 on Form 10-K/A does not reflect events occurring after the filing of the Original Filing or include, or otherwise modify or update, the disclosure contained therein in any way except as expressly indicated above.

Part III.

Item 10.	Directors, Executive Officers and Corporate Governance.

Directors

The following information sets forth, with respect to each individual, the name, age as of July 31, 2008, business address and current principal occupation or employment, and business experience for the past five years of Biomet’s Board of Directors.

Jeffrey R. Binder, age 45                Director since 2007

Mr. Binder has been President and Chief Executive Officer since February 2007. Prior to this appointment, Mr. Binder served as Senior Vice President of Diagnostic Operations of Abbott Laboratories from January 2006 to February 2007. Mr. Binder previously served as President of Abbott Spine from June 2003 to January 2006, and as President and Chief Executive Officer of Spinal Concepts from 2000 to June 2003.

Jonathan J. Coslet, age 42              Director since 2007

Mr. Coslet has been a Partner of TPG since 1993 and is currently a senior partner and member of the firm’s Executive, Management and Investment Committees. Mr. Coslet serves on the board of directors of IASIS Healthcare Corp., The Neiman Marcus Group, Inc., J. Crew Group, Inc., PETCO Animal Supplies, Inc. and Quintiles Transnational Corp.

Michael Dal Bello, age 36               Director since 2007

Mr. Dal Bello has been a Principal in the Private Equity Group of The Blackstone Group since December 2005 and was an Associate in this group from 2002 until December 2005. Prior to joining Blackstone, Mr. Dal Bello received an M.B.A. from Harvard Business School in 2002. Mr. Dal Bello serves on the board of directors of Catalent Pharma Solutions, Inc., Global Tower Partners, Sithe Global Power, LLC, Team Finance LLC and Vanguard Health Systems, Inc.

Adrian Jones, age 43                       Director since 2007

Mr. Jones has been a Managing Director of Goldman, Sachs & Co. since 2002 and has worked at Goldman, Sachs & Co. since 1994. Mr. Jones serves on the board of directors of Burger King Holdings, Inc., Dollar General Corporation, Education Management Corporation, and HealthMarkets, Inc.

David McVeigh, age 40                   Director since 2007

Mr. McVeigh is an executive director at Blackstone in the private equity group. Mr. McVeigh recently joined Blackstone from McKinsey & Company, where he spent 12 years and was a partner. At McKinsey, Mr. McVeigh was one of the leaders of the North American Chemicals practice and the Northeast Energy and Materials practice. Mr. McVeigh serves on the board of directors of Michaels Stores, Inc.

Michael Michelson, age 56             Director since 2007

Mr. Michelson has been a member of the limited liability company that serves as the general partner of KKR since 1996 and, prior thereto, was a general partner of KKR. Mr. Michelson serves on the board of directors of Accellent Inc., Jazz Pharmaceuticals, Inc. and HCA, Inc.

Dane A. Miller, Ph.D., age 62        Director since 2007

Dr. Miller is one of our four founders and served as our President, Chief Executive Officer and a director from 1977 until 2006. Dr. Miller serves on the board of directors of 1st Source Corporation, ForeTravel, Inc., the Indiana Economic Development Corporation, the University of Chicago Health Systems and the World Craniofacial Foundation.

John Saer, age 51                            Director since 2007

Mr. Saer has been an executive of the limited liability company that serves as the general partner of KKR since 2001. Mr. Saer serves on the board of directors of KSL Holdings Corporation and ACTS Corporation.

Todd Sisitsky, age 36                      Director since 2007

Mr. Sisitsky has been a Partner of TPG since 2007. From 2003 until 2007, he was an Investor at TPG. From 2001 until 2003, he was an Investor/Associate at Forstmann Little & Co. Mr. Sisitsky serves on the board of directors of IASIS Healthcare Corp., Fenwal, Inc., Surgical Care Affiliates, and Axcan Pharma.

Gregory L. Summe, age 51            Director since 2008

Mr. Summe is the Executive Chairman of the Board of PerkinElmer, Inc. and a Senior Advisor to Goldman Sachs Capital Partners. From 1999 until 2008, Mr. Summe was the Chief Executive Officer and Chairman and from 1998 to 2007, he was the President of PerkinElmer, Inc. Mr. Summe also serves on the board of directors of the State Street Corporation and Automatic Data Processing, Inc.

Biomet’s Board of Directors consists of ten directors. Each of Biomet’s Sponsors has the right to nominate, and have nominated, two directors to serve on the Board of Directors. Following Purchaser’s purchase of the Biomet’s shares, the Sponsors jointly appointed Dr. Miller and Jeffrey R. Binder to the Board of Directors in addition to the two directors appointed by each of the Sponsors. Because of these requirements, together with the Sponsors’ ownership of Biomet’s outstanding common shares through Parent, Biomet does not currently have a policy or procedure with respect to shareholder nominees to the Board of Directors. Though not formally considered by the Board given that Biomet’s securities are not registered or traded on any national securities exchange, based upon the listing standards of the NASDAQ National Market, the national securities exchange upon which Biomet’s common stock was listed prior to the Transactions, Biomet currently does not believe that any of Messrs. Coslet, Dal Bello, Jones, McVeigh, Michelson, Saer, Sisitsky or Summe would be considered independent because of their relationships with the Sponsors, who own Biomet’s outstanding common shares through Parent, and that Messrs. Binder and Miller would not be considered independent because of their relationships with Biomet. See Item 13, “Certain Relationships and Related Transactions.”

Each of Messrs. Coslet, Dal Bello, Jones, McVeigh, Michelson, Saer, Sisitsky and Summe is a partner, member or employee of an entity affiliated with one of the investment funds that indirectly own all of the equity interests in LVB Acquisition, LLC (“LVB”) and generally is entitled to be indemnified by such entity for his service on Biomet’s Board pursuant to such entities’ governing documents or other arrangements, in each case in accordance with such entities’ policies.

None of the directors (other than Mr. Binder) currently holds any position with Biomet. Except as described below, none of the directors or any of his or her affiliates (1) has a familial relationship with any directors or executive officers of Biomet or (2) has been involved in any transactions with Biomet or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

Item 11.	Executive Compensation.

Introduction

Throughout fiscal 2007 and the first four months of fiscal 2008, we were a public company, with our common stock traded on the NASDAQ National Market. As such, the Compensation Committee of our Board of Directors was responsible for developing, implementing and administering our cash and equity compensation policies. As a result of the Transactions, however, many of our compensation arrangements that had been in place during the 2007 fiscal year and the beginning of the 2008 fiscal year were discontinued in connection with the Transactions. In connection with the Transactions, each member of our Board of Directors (other than Mr. Binder, our President and Chief Executive Officer) serving prior to the Transactions resigned from our Board of Directors and all committees thereof (including our Compensation Committee) and new members of the Board were appointed by our sole shareholder, Parent, on behalf of the Sponsors.

Compensation and related matters during the 2008 fiscal year were reviewed and approved by (1) the Compensation Committee of the Company with respect to periods prior to consummation of the Transactions and (2) the Compensation Committees of Holding, Parent and the Company with respect to periods after consummation of the Transactions, which we refer to, collectively, as the Compensation Committee.

Compensation Discussion and Analysis

This section includes information regarding, among other things, the overall objectives of our compensation programs and each element of compensation that we provided, in each case with respect to the 2008 fiscal year. The goal of this section is to provide a summary of our executive compensation practices and the decisions that we made during this period concerning the compensation package payable to our executive officers, including the six executives in the Summary Compensation Table. Each of the six executives listed in the Summary Compensation Table is referred to herein as a “named executive officer.” This “Compensation Discussion and Analysis” should be read in conjunction with the detailed tables and narrative descriptions under “Executive Compensation Tables” below.

Compensation Methodology

During the 2008 fiscal year, the Compensation Committee was responsible for administering the compensation and benefit programs for our team members, including named executive officers. The Compensation Committee annually reviews and evaluates cash compensation and equity award recommendations along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation, provided to our executive officers. The Compensation Committee examines these recommendations in relation to our overall objectives. The President and Chief Executive Officer was not a member of the Compensation Committee during the 2008 fiscal year and did not participate in the decisions as to his compensation package.

The most significant development in our executive compensation philosophy during the 2008 fiscal year following the consummation of the Transactions has been a greater emphasis on correlating compensation to long-term equity growth. The Compensation Committee has provided significant equity investment opportunities in our Parent tied to financial objectives through grants of options to purchase shares of Parent and has modified the structure of non-equity awards to provide greater incentives for management performance. The Compensation Committee’s decisions for the 2008 fiscal year were made after considering compensation data of an informal peer group of other orthopedic manufacturing companies in our industry and privately owned portfolio companies of the Sponsors. However, the Compensation Committee did not engage in formal benchmarking as part of this informal review in making compensation decisions. In addition, as more fully discussed below, our annual cash bonus program has been redesigned in an effort to more closely align awards to our and our executives’ performance. The philosophy and target levels of each of the other compensation elements, including base salary, perquisites, health and welfare and retirement benefits during the 2008 fiscal year have largely continued to correspond to the levels of such awards compared to our informal peer group for periods prior to the Transactions.

Executive Compensation Philosophy and Objectives

Our executive compensation practices are affected by the highly competitive nature of the orthopedics industry and the location of our executive offices in Warsaw, Indiana. The fact that a number of the leading orthopedic manufacturers in the world have significant operations in and around Warsaw, Indiana means that there are continuing opportunities for experienced orthopedic executives who reside in this area. On the other hand, the fact that Warsaw, Indiana, is a small town in a predominantly rural area can present challenges to attracting executive talent from other industries and parts of the country.

Our executive compensation policies and practices during the 2008 fiscal year reflected the compensation philosophies of our founders and were designed to help achieve the superior performance of our executive officers and management team by accomplishing the following goals:

•	attracting, retaining and rewarding highly qualified and productive persons;

•	relating compensation to both company and individual performance;

•	establishing compensation levels that are internally equitable and externally competitive; and

•	encouraging an ownership interest and instilling a sense of pride in Biomet.

This compensation methodology was based upon one of our founding philosophies: equity incentives in the form of stock options are an excellent motivation for all team members, including executive officers, and serve to align the interests of team members, management and our equity investors.

Based on these objectives, the compensation package of our executive officers during the 2008 fiscal year was intended to meet each of the following three criteria: (1) market competitive levels with companies of similar size and performance to us, such as the companies discussed above as our informal peer group; (2) performance based, “at risk” pay that is based on both short and long-term goals; and (3) incentives that are structured to create alignment between our equity investors and executives.

The Elements of Biomet’s Compensation Program

As a result of our compensation philosophies and objectives, the compensation package of our executive officers during the 2008 fiscal year consisted of five primary elements: (1) base salary; (2) non-equity incentive plan awards; (3) stock options and leveraged share awards; (4) participation in employee benefit plans; and (5) deferred compensation elections.

Base Salary. Consistent with prior fiscal years, our practice during the 2008 fiscal year was to provide base salaries at rates that we believed to be comparable with positions of executives in the orthopedics industry and other sponsor backed companies outside of the orthopedics industry, in each case of similar responsibility to our executives and other companies of similar size to us. The Compensation Committee reviewed our performance, the executive officer’s performance, our future objectives and challenges and the current competitive environment and set the base salary for each executive officer at the beginning of the fiscal year. We consider our 2008 base salaries to have been in line with our compensation objectives.

Non-equity Incentive Plan. Annual cash incentive awards to our named executive officers for the 2008 fiscal year were paid under the terms of a non-equity incentive plan approved by our Compensation Committee following consummation of the Transactions. The principal objective sought to be achieved by our non-equity incentive plan is to align awards with predetermined objectives and thereby improve performance in targeted areas. Payments under the plan are calculated based upon a percentage of an executive’s base salary, which are targeted to be competitive with other orthopedic manufacturing companies in our industry and after considering annual cash incentive programs at privately owned portfolio companies of the Sponsors.

Potential payments under the non-equity incentive plan for the 2008 fiscal year could have ranged from 0% to 180% of the an executive’s base salary, as a result of corporate, business unit and individual performance. Greater emphasis for Messrs. Binder, Florin, Kashuba and Richardson was placed on corporate performance, while a more significant factor for Messrs. Van Broeck and Scheiss was business unit performance. Corporate and business unit targets for the 2008 fiscal year were EBITDA, net sales and operational objectives (including manufacturing footprint optimization and implementation of Six Sigma, lean manufacturing, and procurement and offshoring initiatives). Individual performance of named executive officers was determined after considering each executive’s leadership ability and contributions to our business during the 2008 fiscal year. With respect to named executive officers other than the Chief Executive Officer, the Compensation Committee also considered the Chief Executive Officer’s assessment of their individual performance in determining an individual named executive officer’s performance.

The chart below includes information about 2008 fiscal year opportunities and actual payout.

	Non-Equity Incentive Plan Target		Non-Equity Incentive Plan Maximum		Non-Equity Incentive Plan Payout (Paid in July 2008)
	% of Base Salary	Amount ($)	% of Base Salary	Amount ($)	% of Base Salary	Amount ($)
Jeffrey R. Binder	100%	682,500	180%	1,228,500	131%	840,000
Daniel P. Florin	80%	321,430	144%	578,575	89%	356,708
J. Pat Richardson	60%	155,904	108%	280,627	68%	176,087
Roger Van Broeck(1)	80%	328,201	144%	590,761	68%	278,985
Glen A. Kashuba	80%	318,178	108%	429,540	78%	310,223
Steven F. Schiess	80%	238,968	108%	322,607	78%	232,086

(1)	Mr. Van Broeck is employed in the Netherlands and paid in Euros. To calculate the U.S. dollar equivalent for disclosure purposes, we used a currency conversion rate of 1 Euro to $1.5557, which represents the currency exchange rate from Euros to U.S. dollars on May 31, 2008 as published in The Wall Street Journal.

Since corporate and business unit target performance goals are generally set consistent with our confidential operating plan for the fiscal year, actual performance above our confidential operating plan would generally result in incentive payments above the target level. Conversely, performance below our confidential operating plan would generally result in incentive payments below the target level. The Compensation Committee and management believe that the metrics for the non-equity incentive plan align well with our objective of relating compensation to both company and individual performance. The specific corporate and business unit targets and ranges of acceptable performance set under the non-equity incentive plan are not disclosed because we believe disclosure of this information would cause competitive harm. These targets and ranges of acceptable performance are based on our confidential operating plan for the 2008 fiscal year and, therefore, achievement is substantially uncertain at the time they are set. The targets are intended to be realistic and reasonable, but challenging, in order to drive sustainable growth and individual performance.

Stock Options and Leveraged Share Awards. In 2007, the Board of Parent adopted the LVB Acquisition, Inc. 2007 Management Equity Incentive Plan (the “2007 LVB Plan”), which provides for the grant of non-qualified stock options to purchase shares of common stock of Parent (the “LVB Options”) to our and our affiliates’ key employees, directors, service providers and consultants. Generally, 50% of the LVB Options granted to employees vest based on continued employment, 25% vest based on continued employment and have an exercise price that increases by 10% per annum, and 25% vest based on the achievement of annual EBITDA based performance criteria established by the Board of Parent or a committee appointed by the Board of Parent. We also have granted LVB Options to our distributors, which are expected to be eligible to vest based on the achievement of specified sales targets.

In 2008, the Board of Parent adopted an addendum to the 2007 LVB Plan, which provides the ability to grant leveraged equity awards in Parent under the 2007 LVB Plan (the “LVB Leveraged Awards,” and together with the LVB Options, the “LVB Awards”). LVB Leveraged Awards permit participants to purchase shares of LVB common stock using the proceeds of non recourse loans from Parent, which shares remain subject to forfeiture and other restrictions prior to the participant’s repayment of the loan.

Upon termination of a participant’s employment, the 2007 LVB Plan provides that any unvested portion of a participant’s LVB Award will be forfeited, and that the vested portion of his or her LVB Award will expire on the earlier of (1) the date participant’s employment is terminated for cause, (2) 30 days following the date the participant resigns without good reason, (3) 90 days after the date the participant’s employment is terminated by us for any reason other than cause, death, disability or the participant’s resignation with good reason, (4) one year after the date the participant’s employment is terminated by reason of death or disability or (5) the tenth anniversary of the grant date of the LVB Award.

Prior to receiving shares of LVB common stock (whether pursuant to the exercise of LVB Options, purchased pursuant to an LVB Leveraged Award or otherwise), participants must execute a Management Stockholders’ Agreement, which provides that the shares are subject to certain transfer restrictions, put and call rights, and tag along and drag along rights (and, with respect to certain senior members of management, limited re offer registration and preemptive rights).

There were 37,520,000 shares of LVB common stock reserved for issuance in connection with LVB Awards to be granted pursuant to the 2007 LVB Plan. The Compensation Committee is responsible for administering the 2007 LVB Plan and authorizing the grant of LVB Awards pursuant thereto, and may amend the 2007 LVB Plan (and any LVB Awards) at any time. LVB Awards may not be granted under the 2007 LVB Plan on or after November 16, 2017. Following the Transactions, a total of 28,373,500 LVB Options were granted to employees and distributors under the 2007 LVB Plan during the 2008 fiscal year and 769,500 LVB Leveraged Awards were granted to employees under the 2007 LVB Plan during the 2008 fiscal year. Of the 23,373,500 LVB Options granted during the 2008 fiscal year, 7,245,000 were granted to our named executive officers and of the 769,500 LVB Leveraged Awards granted during the 2008 fiscal year, none were granted to our named executive officers.

Perquisites. We believe that our approach to perquisites has historically been, and continues to be, comparable to other companies in our informal peer group discussed above. Our President and Chief Executive Officer and other named executive officers have historically generally been permitted, when practical, to use company aircraft for business and personal travel for security reasons. On a case by case basis, we have historically reimbursed executives for social club dues or offered to provide a travel allowance in connection with Biomet related travel or relocation assistance to certain members of our senior management team who relocate their principal residence at our request. For example, we have historically, at times, provided reimbursement of moving expenses and protection against a loss on the sale of the executive’s home.

Health and Welfare Benefits. Named executive officers have historically received similar benefits to those provided to all other salaried U.S. employees, such as medical, dental, vision, life insurance and disability coverage.

Post Termination Compensation and Management Continuity Agreements. As described in further detail below, during the 2008 fiscal year, named executive officers were provided arrangements which specified payments in the event the executive’s employment is terminated. The type and amount of payments varied by executive level and the nature of the termination. These severance benefits, which are competitive with the companies discussed above as our informal peer group and general industry practices, are payable if and only if the executive’s employment terminates as specified in the applicable plan document or employment agreement. For more information, refer to “—Employment Agreements and Potential Post Termination Payments.”

Historically, we did not offer management continuity agreements to members of senior management. During the 2007 fiscal year, however, we engaged The Kinsley Group to assist with the preparation of and execution of change in control agreements with members of our senior management team. These agreements were intended to provide for continuity of management in the context of a prospective change in control of Biomet. These agreements were necessary to reinforce and encourage the continued attention and dedication of members of our senior management to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control. In addition, we entered into change in control agreements with Messrs. Binder, Florin and Richardson, each of whom joined after the Transactions were announced, to provide such executives’ benefits if the Transactions did not close as expected and a new change in control transaction was consummated. Each of the agreements with Messrs. Binder, Florin and Richardson terminated upon consummation of the Transactions. For further information on the terms of the change in control agreements, refer to “—Employment Agreements and Potential Post Termination Payments—Change in Control Agreements” below.

Retirement Plans. We do not sponsor or maintain any pension plans applicable to our U.S. based named executive officers; however, we do have defined benefit retirement plans for certain of our foreign subsidiaries, discussed herein as our “foreign pension plans,” which covered certain of our overseas employees. One of these foreign pension plans was applicable to Mr. Van Broeck during the 2008 fiscal year and sponsored by Biomet Europe B.V. (“Biomet Europe”). During the 2008 fiscal year Biomet Europe provided all employees, whether salaried or hourly, with the opportunity to build up benefits under pension plans as part of Biomet Europe’s standard conditions for working in the Netherlands in order to provide a level of retirement benefits competitive with European market conditions. The benefits under this foreign pension plan are generally based on years of service and a calculation of the employee’s weighted average final base salary. Detailed explanations of these terms and calculations can be found in the narrative discussion accompanying the Pension Benefits Table in “—Executive Compensation Tables—Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans—Pension Plans” below. The investment objective is to enable a fixed, guaranteed payout to the employee at the time of the employee’s retirement, except, in the case of Mr. Van Broeck, for a moderate profit sharing provision, which may affect him by providing an additional benefit based on the collective return of the plan assets. The assets covered by the pension plan are managed by independent investment professionals, however, due to the guaranteed payout, policyholders are relatively unaffected by poor performance and affected only by positive investment returns under the profit sharing provision. The net assets of these foreign pension plans did not include any of our common shares as of April 30, 2008 (the same measurement dates used for the 2008 fiscal year with respect to our foreign subsidiaries). For information about Mr. Van Broeck’s pension benefits, refer to the Pension Benefits Table in “—Executive Compensation Tables—Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans—Pension Plans” below.

In addition, during the 2008 fiscal year our executive officers were eligible to participate in our 401(k) plan (the “401(k) Plan”). All team members residing in the United States who are at least 18 years of age and complete at least 90 days of continuous service or work at least 1,000 hours per year were also eligible during the 2008 fiscal year to participate in the 401(k) Plan. Each year we, in our sole discretion, may match 75% of each team member’s contributions, up to a maximum amount equal to 5% of the team member’s compensation in cash. All contributions to the 401(k) Plan are allocated to accounts maintained on behalf of each participating team member and, to the extent vested, are available for distribution to the team member or beneficiary upon retirement, death, disability or termination of service. The 401(k) Plan generally purchased common shares of Biomet with our matching contribution. Executive officers have also historically participated in our Employee Stock Bonus Plan (the “ESBP”), which was merged into and with our 401(k) Plan during the 2008 fiscal year.

In addition, we maintain The Biomet, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), a non-qualified deferred compensation plan, which is available for our senior management. The Deferred Compensation Plan allows eligible participants to defer pre tax compensation to reduce current tax liability and assist those team members in their planning for retirement and other long-term savings goals in a tax effective manner. We do not make any contributions to the Deferred Compensation Plan. Under the Deferred Compensation Plan, eligible participants may defer up to 100% of their base salary and cash bonus payments. Participants received scheduled distributions from the Deferred Compensation Plan are available, which are treated as ordinary income subject to federal and state income taxation at the time of distribution. Except in circumstances of hardship, unscheduled withdrawals are not permitted. Amounts contributed to the Deferred Compensation Plan are at the participant’s election and “deemed investments,” which means that the participants have no ownership interest in the investment alternative selected. The participants’ deferrals and gains are reflected on our financial statements and are our unsecured general assets. The Deferred Compensation Plan is an unfunded “future promise to pay” by us. Neither Biomet nor the Deferred Compensation Plan record keeper provides any guarantee of investment return. We do not pay above market interest rates on deferred amounts of compensation. For more information, refer to “—Executive Compensation Tables—Retirement and Non-Qualified Defined Contribution and Deferred Compensation Plans—Non-Qualified Deferred Compensation” below.

Policy with Respect to Deductibility of Compensation over $1 Million. Section 162(m) of the Code generally limits to $1.0 million the tax deductibility of annual compensation paid to certain executives named in the Summary Compensation Table. However, performance based compensation can be excluded from this limit if it meets certain requirements. Prior to the Transactions, the Compensation Committee’s policy was historically to consider the impact of Section 162(m) in establishing compensation for our senior executives. However, the Compensation Committee historically retained the discretion to establish compensation, even if such compensation was not deductible under Section 162(m), if, in the Compensation Committee’s judgment, such compensation was in our best interest and was reasonably expected to increase shareholder value. Following the Transactions, because we no longer have publicly held equity, the restrictions of Section 162(m) no longer apply.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

Compensation Committee

Jonathan J. Coslet

Adrian Jones

Michael Dal Bello

Michael Michelson

Executive Compensation Tables

Summary Compensation Table

The following narrative, tables and footnotes describe the “total compensation” earned during the 2007 and 2008 fiscal years by our named executive officers. The total compensation presented below does not reflect the actual compensation received by our named executive officers or the target compensation of our named executive officers during the 2007 and 2008 fiscal years. The actual value realized by our named executive officers during the 2007 and 2008 fiscal years from long-term incentives (options) is presented in the Option Exercises and Stock Vested Table below.

The individual components of the total compensation calculation reflected in the Summary Compensation Table are broken out below:

Salary. Base salary earned during the 2008 fiscal year. Refer to “—The Elements of Biomet’s Compensation Program—Base Salary” above for further information concerning this element of our compensation program.

Bonus. For the 2008 fiscal year, we did not have any bonus plans applicable to our named executive officers. Each named executive officer, however, earned an annual performance based cash incentive award as described under “—Non-equity Incentive Plan Compensation” below.

Option Awards. The awards disclosed under the heading “Option Awards” consist of grants of stock options awarded under the Biomet, Inc. 1998 Qualified and Non-Qualified Stock Option Plan (the “1998 Plan”) and 2007

LVB Plan. For further information about our stock option programs, refer to “—The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards” above. In addition, details about option awards made during the 2008 fiscal year are included in the Grant of Plan Based Awards Table below. The dollar amounts for the awards in the Summary Compensation Table below represent the compensation expense recognized during the 2008 fiscal year under SFAS 123(R) for each named executive officer. The recognized compensation expense of the option awards for financial reporting purposes will likely vary from the actual amount ultimately realized by the named executive officer based on a number of factors. The factors include our actual operating performance, common share price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

Stock Awards. The only equity based compensation that we recognized under SFAS 123(R) with respect to our named executive officers for the 2008 fiscal year was in relation to stock option awards. For information about stock options granted to our named executive officers, see “Option Awards” immediately above.

Non-equity Incentive Plan Compensation. Our named executive officers earned annual incentive bonuses for the 2008 fiscal year. Refer to “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan” above for further information concerning this element of our compensation program.

Change in Pension Value and Non-Qualified Deferred Compensation Earnings. We do not sponsor or maintain any pension plans applicable to our U.S. based named executive officers. For Mr. Van Broeck, the change in pension value represents the aggregate change in the actuarial present value of the accumulated benefit under his pension plan sponsored by Biomet Europe from April 30, 2007 to May 31, 2008 (the same measurement dates used for financial statement reporting purposes with respect to our audited financial statements for the 2007 and 2008 fiscal years with respect to our foreign subsidiaries). For information on Mr. Van Broeck’s retirement benefits and certain material features of the pension plan in which he participates, refer to “—The Elements of Biomet’s Compensation Program—Retirement Plans” above and “—Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans—Pension Plans” below.

None of our named executive officers participated in the Deferred Compensation Plan during the 2008 fiscal year. Furthermore, we do not pay above market or preferential earnings on non-qualified deferred compensation. For information on the Deferred Compensation Plan, refer to “—Compensation Discussion and Analysis—Retirement Plans.”

All Other Compensation. The amounts included under the All Other Compensation heading represent the sum of: (1) certain perquisites and other personal benefits; (2) Biomet paid contributions to retirement plans; (3) Biomet paid insurance premiums; (4) certain tax reimbursements made by us; and (5) certain other amounts more fully described in footnote (2) to the Summary Compensation Table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Stock Awards(1) ($)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Non- Qualified Deferred Compen- sation Earnings ($)		All Other Compen- sation(2) ($)	Total ($)
Jeffrey R. Binder,	2008	682,500	—	4,334,395	—	840,000	—		1,766,811	7,623,706
President and Chief Executive Officer	2007	150,050	162,500	—	—	—	—		71,858	384,408

Daniel P. Florin, Senior Vice President and Chief Financial Officer	2008	401,788	—	686,279	—	356,708	—		13,313	1,458,088

J. Pat Richardson,	2008	259,840	—	340,560	—	176,087	—		16,863	793,350
Corporate Vice President-Finance and Treasurer and Former Interim Chief Financial Officer	2007	25,834	24,722	—	—	—	—		3,788	54,344

Roger van Broeck,	2008	410,251	—	593,399	—	278,985	—		79,109	1,361,744
Vice President and President, Biomet Europe	2007	386,741	284,235	119,486	—	—	77,073	(3)	68,311	935,846

Glen A. Kashuba	2008	397,722	—	928,799	—	310,223	—		13,313	1,658,012

Steven F. Schiess	2008	298,710	—	593,399	—	232,086	—		13,313	1,144,390

(1)	For each named executive officer listed in the Summary Compensation Table above, the value reflects the compensation expense recognized by us during the 2008 and 2007 fiscal years under SFAS 123(R). For information on the full grant-date fair value of awards granted solely during the 2008 and 2007 fiscal years, refer to the Grant of Plan-Based Awards Table below and to footnote (1) of the Grant of Plan-Based Awards Table.

We use the Black-Scholes option-pricing model to determine the fair value of options to calculate compensation expense. For information about the assumptions used in determining the compensation expense we recognized during the 2008 and 2007 fiscal years, refer to Note 9 to the consolidated financial statements elsewhere in this Form 10-K.

(2)	The table below presents an itemized account of “All Other Compensation” provided during the 2007 and 2008 fiscal years. Consistent with our emphasis on performance-based pay, perquisites and other compensation are limited in scope and primarily comprised of retirement benefit contributions and accruals. For each named executive officer listed below, the sum of each of the columns reflects the total value included under the All Other Compensation heading in the table above.

	Year	Life Insurance Premiums ($)	Retirement Plan Contribu- tions ($)	Medical Flex ($)	Travel Allowance ($)		Personal Use of Company Aircraft (a)	Other ($)
Jeffrey R. Binder	2008	63	—	250	13,000		433,498	1,320,000	(b)
	2007	—	—	146	—		63,600	8,112	(c)

Daniel P. Florin	2008	63	—	250	13,000		—	—

J. Pat Richardson	2008	63	—	250	13,000		—	3,550	(d)
	2007	—	—	104	—		—	3,684	(d)

Roger Van Broeck	2008	—	44,960	—	28,501	(e)	—	5,648	(f)
	2007	—	38,811	—	24,621	(e)	—	4,879	(f)

Glen A. Kashuba	2008	63	—	250	13,000		—	—

Steven F. Schiess	2008	63	—	250	13,000		—	—

(a)	Our incremental cost for personal use of our aircraft is calculated by multiplying the aircraft’s hourly variable operating cost by a trip’s flight time, which includes any flight time of an empty return flight. Variable operating costs are based on industry standard rates of our variable operating costs, including fuel and oil costs, maintenance and repairs, landing/ramp fees and other miscellaneous variable costs. On certain occasions, a spouse or other family member may accompany one of our named executive officers on a flight. No additional operating cost is incurred in such situations under the foregoing methodology. We do not pay our named executive officers any amounts in connection with taxes on income imputed to them for personal use of our aircraft.

Pursuant to the employment agreement between us and Mr. Binder, dated February 26, 2007, we agreed to arrange, at our expense, for Mr. Binder to fly once per week to and from Mr. Binder’s Texas home and our headquarters or such other location reasonably specified by us during the term of the employment agreement. We will not provide Mr. Binder with a “gross up” for taxes incurred in connection with these benefits. If, however, Mr. Binder uses a commercial flight and the income imputed in connection with the commercial flight is greater than the amount that would have been imputed to Mr. Binder if he had used our aircraft, we will provide to Mr. Binder a “gross up” for taxes incurred on the incremental income associated with the commercial flight. Our incremental costs associated with extending these benefits to Mr. Binder are capped at $500,000 in any twelve-month period. For the purposes of applying this limitation, our incremental cost for commercial flights shall be the cost of Mr. Binder’s tickets and for flights on Biomet-operated aircraft shall be the incremental per-hour cost associated with Mr. Binder’s flights and other incremental costs related to such flights, such as landing fees, transportation and housing costs of aircrew and other similar costs. The amount that appears under the Personal Use of Company Aircraft heading reflects the amount of this rolling twelve-month allowance that Mr. Binder has used. In addition, pursuant to the employment agreement between us and Mr. Binder dated February 26, 2007, we agreed to purchase Mr. Binder’s prior residence in Illinois at its appraised value, to be determined by an independent appraiser, up to $2,199,000. Furthermore, we agreed to reimburse Mr. Binder for certain capital gains taxes, if any, incurred as a result of the sale of Mr. Binder’s prior residence. As a result of the independent appraisal, we purchased Mr. Binder’s prior residence for significantly less than the maximum amount and Mr. Binder has not recognized any gain on the sale of his prior residence. As a result of our subsequent sale of Mr. Binder’s former residence, the amount paid by us to Mr. Binder is not reflected in the amount shown in the table above for Mr. Binder under the “All Other Compensation” heading. In addition, because Mr. Binder recognized a loss on the sale of his house, we have not paid any “gross up” amounts to Mr. Binder in connection with the sale of his house.
(b)	Also, pursuant to the employment agreement between us and Mr. Binder dated February 26, 2007, we agreed to reimburse Mr. Binder up to $1,320,000 if Mr. Binder is required to pay his former employer in connection with the termination of his previous employment. On September 21, 2007, we paid $1,320,000 to Mr. Binder in connection with this obligation.
(c)	Represents the cost to us of providing temporary housing to Mr. Binder in Warsaw, Indiana.
(d)	Represents the cost to us of providing temporary housing to Mr. Richardson in Warsaw, Indiana.
(e)	Represents the cost to us of providing a car to Mr. Van Broeck.
(f)	Represents the Biomet-paid portion of Mr. Van Broeck’s government mandated health and wellness expense.

In addition to the foregoing compensation, named executive officers also participated in health and welfare benefit programs, including vacation and medical, dental, prescription drug and disability coverage. These programs are generally available and comparable to those programs provided to all U.S. salaried employees.

(3)	Mr. Van Broeck is employed in the Netherlands and paid in Euros. To calculate the U.S. dollar equivalent for disclosure purposes, we used a currency conversion rate of 1 Euro to $1.5566, which represents the currency exchange rate from Euros to U.S. dollars on May 31, 2008 as published in The Wall Street Journal.

Grants of Plan-Based Awards Table

As discussed in further detail in “—Compensation Discussion and Analysis—Introduction” above, in connection with the Transactions all stock options outstanding under the 1998 Plan and the Biomet, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) (whether held by officers, directors, employees or distributors) were cancelled and the holders thereof became entitled to receive from us an amount equal to the excess, if any, of the $46.00 offer price over the option exercise price for each share subject to the stock option, in each case, less any applicable withholding taxes and without interest and regardless of whether or not the awards were then vested or exercisable. Following consummation of the Transactions, the 2007 LVB Plan was established. For a further discussion of the 2007 LVB Plan, see “—The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.” During the 2008 fiscal year, we granted stock options to our named executive officers under the 2007 LVB Plan. Information with respect to each of these awards on a grant-by-grant basis is set forth in the table below. For additional discussion of the 2007 LVB Plan and certain material terms of the stock option awards under this plan, refer to “—The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.” All stock option awards to our named executive officers during the 2008 fiscal year were made such that the exercise price of the awards was equal to the fair market value of LVB’s common shares on the date of grant.

During the 2008 fiscal year, we also granted cash incentive awards to our named executive officers under our non-equity incentive plan. Information with respect to each of these payments is set forth in the table below. For additional discussion of our non-equity incentive plan, refer to “The Elements of Biomet’s Compensation Program—Non-Equity Incentive Plan.”

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise of Base Price of Option Awards ($/Sh)	Grant-Date Fair Value of Stock and Option Awards (1) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeffrey R. Binder	December 17, 2007	3,413	682,500	1,228,500	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	2,100,000	—	7,770,000
	December 17, 2007(3)	—	—	—	—	—	—	—	1,050,000	—	2,373,000
	December 17, 2007(4)	—	—	—	—	1,050,000	—	—	—	—	3,885,000
Daniel P. Florin	December 17, 2007	2,009	321,430	578,575	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	332,500	—	1,230,250
	December 17, 2007(3)	—	—	—	—	—	—	—	166,250	—	375,725
	December 17, 2007(4)	—	—	—	—	166,250	—	—	—	—	615,125
J. Pat Richardson	December 17, 2007	1,299	155,904	280,627	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	165,000		610,500
	December 17, 2007(3)	—	—	—	—	—	—	—	82,500	—	186,450
	December 17, 2007(4)	—	—	—	—	82,500	—	—	—	—	305,250
Roger van Broeck	December 17, 2007	2,051	328,201	590,761	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	287,500	—	1,063,750
	December 17, 2007(3)	—	—	—	—	—	—	—	143,750	—	324,875
	December 17, 2007(4)	—	—	—	—	143,750	—	—	—	—	531,875
Glen A. Kashuba	December 17, 2007	1,989	318,178	429,540	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	450,000	—	1,665,000
	December 17, 2007(3)	—	—	—	—	—	—	—	225,000	—	508,500
	December 17, 2007(4)	—	—	—	—	225,000	—	—	—	—	832,500
Steven F. Schiess	December 17, 2007	1,494	238,968	322,607	—	—	—	—	—	—	—
	December 17, 2007(2)	—	—	—	—	—	—	—	287,500	—	1,063,750
	December 17, 2007(3)	—	—	—	—	—	—	—	143,750	—	324,875
	December 17, 2007(4)	—	—	—	—	143,750	—	—	—	—	531,875

(1)	For each named executive officer listed in the Grant of Plan-Based Awards Table above, the value reflects the full grant-date fair value calculated under SFAS 123(R) solely for awards granted during the 2008 fiscal year. The fair value of the stock option awards for financial reporting purposes likely will vary from the actual amount ultimately realized by the named executive officer based on a number of factors. These factors include our actual operating performance, common share price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting. See Note 9 to the consolidated financial statements for the assumptions made in determining SFAS 123(R) values.
(2)	Represents grants of time-based options, which generally vest ratably over 5 years. For additional discussion of the 2007 LVB Plan and certain material terms of the stock option awards under this plan, refer to “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.”
(3)	Represents grants of accreting exercise price options, which have exercise prices that will increase by 10% each year and generally vest ratably over 5 years. For additional discussion of the 2007 LVB Plan and certain material terms of the stock option awards under this plan, refer to “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.”
(4)	Represents grants of performance-based options, which generally vest over 5 years, contingent upon the Company achieving certain EBITDA targets in each of those years. For additional discussion of the 2007 LVB Plan and certain material terms of the stock option awards under this plan, refer to “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.”

Outstanding Equity Awards at Fiscal Year-End Table

As discussed in further detail in “—Introduction” above, in connection with the Transactions all stock options outstanding under the 1998 Plan and the 2006 Plan (whether held by officers, directors, employees or distributors) were cancelled and the holders thereof became entitled to receive from us an amount equal to the excess, if any, of the $46.00 offer price over the option exercise price for each share subject to the stock option, in each case, less any applicable withholding taxes and without interest and regardless of whether or not the awards were then vested or exercisable. Following consummation of the Transactions, the 2007 LVB Plan was established. For a further discussion of the 2007 LVB Plan, see “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.”

We have historically awarded stock options to members of our senior management and our other team members throughout Biomet. Generally, of the awards listed in the table below, 50% vest based on continued employment, 25% vest based on continued employment and have an exercise price that increases by 10% per annum, and 25% vest based on the achievement of annual EBITDA-based performance criteria established by the Compensation Committee. For information on the vesting schedule of the unvested portions of outstanding equity awards listed below, refer to footnote (2) to the table below. Upon termination of a participant’s employment, the 2007 LVB Plan provides that any unvested portion of a participant’s LVB Award will be forfeited, and that the vested portion of his or her LVB Award will expire on the earlier of (1) the date the participant’s employment is terminated for cause, (2) 30 days following the date the participant resigns without good reason, (3) 90 days after the date the participant’s employment is terminated either by us for any reason other than cause, death, disability or by the participant with good reason, (4) one year after the date the participant’s employment is terminated by reason of death or disability or (5) the tenth anniversary of the grant date of the LVB Award.

For further information on our stock option awards and their material terms, refer to “—The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards.” For information about stock option awards granted solely during the 2008 fiscal year, refer to “—Grant of Plan-Based Awards Table.”

The following table shows the equity awards granted to our named executive officers, which are comprised solely of stock option awards under the 2007 LVB Plan (vested and unvested), that were outstanding as of the end of the 2008 fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(3) (#)	Option Exercise Price (4)($)	Option Expiration Date(5)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey R. Binder	—	2,100,000	(a)	—	10.00	July 11, 2017	—	—	—	—
	—	1,050,000	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		1,050,000	10.00	July 11, 2017	—	—	—	—

Daniel P. Florin	—	332,500	(a)	—	10.00	July 11, 2017	—	—	—	—
	—	166,250	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		166,250	10.00	July 11, 2017	—	—	—	—

J. Pat Richardson	—	165,000	(a)		10.00	July 11, 2017	—	—	—	—
	—	82,500	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		82,500	10.00	July 11, 2017	—	—	—	—

Roger van Broeck	—	287,500	(a)	—	10.00	July 11, 2017	—	—	—	—
	—	143,750	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		143,750	10.00	July 11, 2017	—	—	—	—

Glen A. Kashuba	—	450,000	(a)	—	10.00	July 11, 2017	—	—	—	—
	—	225,000	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		225,000	10.00	July 11, 2017	—	—	—	—

Steven F. Schiess	—	287,500	(a)	—	10.00	July 11, 2017	—	—	—	—
	—	143,750	(b)	—	10.00	July 11, 2017	—	—	—	—
	—	—		143,750	10.00	July 11, 2017	—	—	—	—

(1)	On an award-by-award basis, the number of common shares underlying unexercised options that are exercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.”

(2)	On an award-by-award basis, the number of common shares underlying unexercised options that are unexercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.” The vesting schedules of the outstanding unvested equity awards are listed below:

(a) Represents grants of time-based options, which generally vest ratably over 5 years.

With respect to Mr. Binder, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 420,000 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Florin, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 66,500 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Richardson, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 33,000 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Van Broeck, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 57,500 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Kashuba, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 90,000 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Scheiss, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 57,500 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

(b) Represents grants of performance-based options, which generally vest ratably over 5 years and have an exercise price that increases by 10% per annum.

With respect to Mr. Binder, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 210,000 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Florin, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 33,250 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Richardson, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 16,500 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Van Broeck, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 28,750 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Kashuba, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 45,000 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

With respect to Mr. Scheiss, represents the outstanding unvested portion of the original option granted on December 4, 2007. The remaining unvested portion of the original award vests in increments of 28,750 Common Shares on July 11, 2008, 2009, 2010, 2011 and 2012.

(3)	On an award-by-award basis, the total number of common shares underlying unexercised options awarded under any equity incentive plan that have not been earned. Awards vest over a five-year term based on EBITDA-based criteria established by the Compensation Committee.
(4)	The exercise price for each option, as it was recorded in the stock option award at the time of grant, is reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.” The options have an exercise price equivalent to fair market value on the date of grant. Since our common stock is not currently traded on a national securities exchange, fair market value was determined by the Compensation Committee.
(5)	Represents the tenth year anniversary for each option award reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.” For information on the vesting schedule of unvested portions of outstanding option awards, see sub-footnotes (a)-(f) of footnote (2) above.

Option Exercises and Stock Vested Table

During the 2008 fiscal year, no option awards were exercised and no stock awards vested applicable to Biomet’s named executive officers.

In connection with the Transactions, however, all stock options outstanding under the 1998 Plan and the 2006 Plan (whether held by officers, directors, employees or distributors) were cancelled and the holders thereof became entitled to receive from us an amount equal to the excess, if any, of the $46.00 offer price over the option exercise price for each share subject to the stock option, in each case, less any applicable withholding taxes and without interest and regardless of whether or not the awards were then vested or exercisable. For a further description of amounts received by named executive officers in connection with the Transactions (including as a result of the cancellation of stock options), see Biomet’s Proxy Statement filed with the SEC on August 8, 2007.

Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans

Pension Plans

We do not sponsor or maintain any pension plans applicable to our U.S.-based named executive officers. Of our named executive officers, only Mr. Van Broeck, who is based in the Netherlands, participated in a foreign pension plan sponsored by Biomet Europe during the 2008 fiscal year. Biomet Europe offers certain of its employees, whether salaried or hourly, with the opportunity to build up benefits under pension plans as part of Biomet Europe’s standard conditions for working in order to provide a level of retirement benefits competitive with European market conditions. Biomet Europe provides employees with pension benefits beginning after the completion of twelve consecutive months of employment with Biomet Europe. Once this minimum condition is met, however, the employee is credited with accrued time of service for the first twelve months of employment.

Under the foreign pension plan applicable to Mr. Van Broeck during the 2008 fiscal year, the basic contribution was a fixed premium to which he contributed 7% of his annual base salary and Biomet Europe contributed the remainder. Mr. Van Broeck’s bonus was not included for the purposes of pension calculations or contributions. Certain employees have historically been affected by a maximum pensionable salary condition, which imposed a cap on the amount of salary used for calculations that affect certain amounts, such as premiums and benefits. The benefits provided under this foreign pension plan are based on the following formula:

“years of service” x 1.75% x “final salary”

Under this foreign pension plan, “years of service” is calculated on a monthly basis from the date corresponding to the date that the employee first signed a contract with the plan provider providing the underlying coverage, which is meant to correspond to the first day of the employee’s employment at Biomet Europe. The maximum number of years of credited service is 40 years. Biomet Europe does not allow additional years of service credits to be granted to employees under this plan. For the purpose of the benefits formula, the calculation presumes the employee accrues 40 years of credited service and then the value is adjusted downward, if necessary.

In addition, under this foreign pension plan, “final salary” is calculated as the average of the employee’s base salary over the last five calendar years of his or her employment at Biomet Europe.

Benefits under the plan do not provide the employee with a lump sum following retirement. The plan provides for the purchase of an annuity, which in operation provides a monthly retirement allowance. The full benefits are payable only at normal retirement age and the early retirement results in a reduction in benefits. Retirement age under the plan is age 65.

The benefits provided by this foreign pension plan provide a guaranteed payout, which is intended to be based on the targeted annual payout of an annuity purchased at the time of retirement. Mr. Van Broeck joined this plan in 1998, which provides for him to receive a guaranteed annuity on September 1, 2013.

Pension Benefits Table

The following table describes the estimated actuarial present value of accrued pension benefits through the end of the 2008 fiscal year for each of the named executive officers listed in the table. The calculation of actuarial present value is generally consistent with the methodology and assumptions outlined in our audited financial statements, except that the calculation does not assume an average salary increase of 3.0%, a discount rate of 4.9% or an inflation rate of 2.0% because Mr. Van Broeck’s salary is frozen for the purposes of the pension plan and because the payout amount is guaranteed. In addition, the calculation presumes an implied rate of return on the plan assets during the 2008 fiscal year of 4.0%. The expected rate of return on the plan assets is 4.9%, as assumed in conjunction with the preparation of our audited financial statements. The actuarial present value of benefits is calculated in accordance with the following assumptions: (1) assumed retirement age: 65; (2) no pre-retirement decrements; and (3) assumed form of payment: lump sum. The actuarial increase during the 2008 fiscal year of the projected retirement benefits can be found in the “Summary Compensation Table” under the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” heading (for Mr. Van Broeck, the amount reported under that heading represents actuarial increases in Mr. Van Broeck’s plan).

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (2)(#)	Present Value of Accumulated Benefit (3)($)	Payment During Last Fiscal Year (4)($)
Roger van Broeck	Biomet Europe Pension Plan(1)	10	584,226	44,960

(1)	Mr. Van Broeck participates in the Biomet Europe Pension Plan, which is sponsored by Biomet Europe. This is the English translation of the plan’s proper name, Biomet Europe Pension Plan.
(2)	Mr. Van Broeck’s ten years of accrued service under the Biomet Europe Pension Plan started in 1998 with BioMer C. V., which was a joint venture between Biomet, Inc. and Merck KGaA, and then later with Biomet Europe, the Successor company to BioMer C.V. Prior to 1998, Mr. Van Broeck was with Biomet in different positions in different countries for which he did not carry over any build up of pension benefits to his current pension plan.
(3)	For Mr. Van Broeck, represents the actuarial present value of the accumulated benefit under the Biomet Europe Pension plan, which was computed as of April 30, 2007, which is the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the fiscal year ended May 31, 2008. For the purposes of the Pension Benefits Table above, to calculate the actuarial present value of Mr. Van Broeck’s accumulated benefit in U.S. dollars, we used a currency conversion rate of 1 Euro to $1.5566.
(4)	For Mr. Van Broeck, represents the annual premium contributed to the Biomet Europe Pension Plan after Mr. Van Broeck’s contribution of 7% of his annual base salary.

Non-Qualified Deferred Compensation

Biomet’s Deferred Compensation Plan is a non-qualified deferred compensation plan, which is available for members of our senior management. The Plan allows eligible participants to defer pre-tax compensation to reduce current tax liability and assist those team members in their plan for retirement and other long-term savings goals in a tax-effective manner. Under the Plan, eligible participants may defer up to 100% of their base salary and bonus payments, as well as Board fees for non-employee Directors, as applicable. We do not make any contributions to the Plan. For further information on the Deferred Compensation Plan, refer to “—The Elements of Biomet’s Compensation Program—Retirement Plans.”

During the 2008 fiscal year, none of Biomet’s named executive officers participated in the Deferred Compensation Plan. We do not pay above-market or preferential earnings on non-qualified deferred compensation.

Employment Agreements and Potential Post-Termination Payments

Of our current named executive officers, we have an employment agreement with Messrs. Binder, Florin, Van Broeck, Kashuba and Scheiss and have an offer letter with Mr. Richardson.

On September 20, 2006, we entered into change-in-control agreements with Messrs. Van Broeck and Scheiss and other executive officers and their respective employment agreements contain change-in-control and severance provisions that will apply upon expiration of the change-in-control agreements. In addition, our employment agreements with Messrs. Binder, Florin and Kashuba contain change-in-control provisions.

In addition, on September 21, 2006, we adopted the Biomet, Inc. Executive Severance Pay Plan, or the Severance Plan, which provides each of our participating executives with severance benefits in the event of certain terminations of the executive’s employment. The following narrative describes the terms of these various agreements and the Severance Plan.

Employment Agreement with Jeffrey R. Binder

On June 11, 2008, we entered into an amended and restated employment agreement, which we refer to as the employment agreement, with Mr. Binder, our President and Chief Executive Officer. The amended and restated employment agreement supersedes our original employment agreement with Mr. Binder dated as of February 26, 2007, which we refer to as the original employment agreement. Pursuant to the terms of the employment agreement between us and Mr. Binder, the agreement has an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the agreement, unless either we or Mr. Binder give prior notice of termination. Mr. Binder will receive a base salary at a rate no less than $650,000 per year, which shall be increased at our discretion. Mr. Binder’s employment agreement provides that he will also have the opportunity to earn an annual cash bonus in an amount no less than 100% of his base salary for on-target performance with the possibility of exceeding 100% for high achievement. For a further discussion of our non-equity incentive plan, see “The Elements of Biomet’s Compensation Program—Non-Equity Incentive Plan.”

Mr. Binder’s employment agreement provides that we will arrange, at our expense, for Mr. Binder to fly once per week to and from his Texas home and our headquarters or such other location reasonably specified by us during the term of the employment agreement. We will not provide Mr. Binder with a “gross up” for taxes incurred in connection with these benefits. If, however, Mr. Binder uses a commercial flight and the income imputed in connection with the commercial flight is greater than the amount that would have been imputed to Mr. Binder if he had used our aircraft, we will provide to Mr. Binder a “gross up” for taxes incurred on the incremental income associated with the commercial flight. Our incremental costs associated with extending these benefits to Mr. Binder are capped at $500,000 in any twelve month period.

Unlike the original employment agreement, our amended and restated employment agreement with

Mr. Binder does not provide for annual equity grants, and does not provide for accelerated vesting of the outstanding equity awards that would have vested during the twelve-month period following termination of employment if we terminate Mr. Binder’s employment for any reason other than for cause (as defined in the agreement), death or disability, or Mr. Binder terminates his employment for good reason (as defined in the agreement). The employment agreement provides that, upon any termination of Mr. Binder’s employment, his rights with respect to any equity or equity-related awards will be governed by the applicable terms of the related plan or award agreement. Mr. Binder could be entitled to certain severance benefits following termination of employment prior to a change-in-control (as defined in the agreement) or within two years of a change-in-control. Severance payable to Mr. Binder under such circumstances was previously provided for under the Change in Control Agreement entered into between us and Mr. Binder as of February 26, 2007, which we refer to as the original change in control agreement. The original change in control agreement expired by its terms on July 11, 2007 upon consummation of the “Closing,” as defined in the Merger Agreement.

Under the employment agreement, if Mr. Binder’s employment is terminated at any time within the two-year period following a change in control either by us for any reason other than for cause, death or disability, or by Mr. Binder for good reason, (a) his severance multiple would be increased from 1.5 times base salary and annual incentive bonus to two times base salary and annual incentive bonus and (b) his pro rated bonus for the year of termination of employment would be based on his target annual incentive bonus for such year rather than the actual annual incentive bonus he would have received for such year (as determined based on the Company’s performance to the date of termination of employment, extrapolated through the end of such fiscal year). The employment agreement further provides that if Mr. Binder is subject to the “golden parachute” excise tax under Section 4999 of the Internal Revenue Code as amended, the Company will pay him an additional amount such that he is placed in the same after-tax position as if no excise tax had been imposed. See “—Severance Benefits” below.

Employment Agreements with Roger P. Van Broeck and Steven F. Scheiss

On February 1, 2008, we entered into an employment agreement with Mr. Van Broeck, our Vice President and President of Biomet Europe, to become Chairman of the Supervisory Board of Biomet Luxembourg Holding Sarl and Director of Biomet Hong Kong Limited, and on February 28, 2008, we entered into an employment agreement with Steven F. Scheiss, our Vice President and President of Biomet 3i, LLC. Both Mr. Van Broeck and Mr. Scheiss will be referred to in this section as “Executive.” Both agreements have an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the agreement, unless either party gives prior notice of termination. Mr. Van Broeck and Mr. Scheiss will receive base salaries at a rate no less than $410,251 and $298,710 per year, respectively, which shall be adjusted at our discretion. Both Mr. Van Broeck and Mr. Scheiss will also have the opportunity to earn an annual cash bonus in an amount no less than 80% of his base salary for on-target performance, with the possibility of exceeding 80% for high achievement.

If Messrs. Van Broeck’s or Scheiss’ employment is terminated prior to July 11, 2009, his severance benefits will be governed by his change-in-control agreement, dated September 20, 2006. See “—Change-in-Control Agreements,” below.

If we terminate Messrs. Van Broeck or Scheiss’ employment after July 11, 2009, the agreement provides that Mr. Van Broeck or Mr. Scheiss, as applicable, could be entitled to certain severance benefits following termination of employment prior to a change-in-control (as defined in the agreement) or within two years of a change-in-control. See “—Severance Benefits” below.

Employment Agreements with Daniel P. Florin and Glen A. Kashuba

On February 28, 2008, we entered into employment agreements with Mr. Florin, our Senior Vice President and Chief Financial Officer, and with Mr. Kashuba, our Senior Vice President and President of Biomet Trauma and Biomet Spine. Both Mr. Florin and Mr. Kashuba will be referred to in this section as “Executive.” Both agreements have an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the agreement, unless either party gives prior notice of termination. Mr. Florin and Mr. Kashuba will receive a base salary at a rate no less than $395,850 and $397,722 per year, respectively, which shall be increased at our discretion. Executive will also have the opportunity to earn an annual cash bonus in an amount no less than 80% of his base salary for on-target performance, with the possibility of exceeding 80% for high achievement. For a further discussion of our non-equity incentive plan, see “The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.”

The agreements further provide that Executive could be entitled to certain severance benefits following termination of employment prior to a change-in-control (as defined in the agreements) or within two years of a change-in-control. See “–Severance Benefits” below.

Offer Letter to J. Pat Richardson

On March 30, 2007, we announced the appointment of J. Pat Richardson as Corporate Vice President–Finance and Interim Chief Financial Officer and Treasurer effective April 11, 2007. Pursuant to an offer of employment between us and Mr. Richardson, Mr. Richardson receives, among other benefits, a base salary of $250,000 per year, an opportunity to earn an annual bonus of 60% of base salary for on-target performance, a car allowance, relocation benefits and other customary benefits. In the event that the Merger Agreement was terminated, Mr. Richardson would have been entitled to equity awards issued by the Compensation Committee that are commensurate with his position with us. The options would have been subject to the terms and conditions applicable to options granted under the 2006 Plan, as described in the 2006 Plan and the applicable stock option award. As a result of the Transaction being consummated, Mr. Richardson did not receive this benefit but Mr. Richardson did receive an equity award in Parent following the consummation of the Transaction. For further information, refer to “–Executive Compensation Tables—Grant of Plan-Based Awards Table.” Further, Mr. Richardson’s offer letter provides that if Mr. Richardson is terminated for any reason within the first three years of employment, he is required to repay us his relocation costs. This repayment obligation lapses with respect to 33% of this relocation cost for each year of employment after the date of the agreement.

Severance Benefits Provided Under Employment Agreements

Each of our employment agreements with Messrs. Binder, Florin, Van Broeck, Scheiss and Kashuba contains provisions which entitles the executive to certain severance benefits following termination of employment prior to a change of control (as defined in the agreement) or within two years following a change of control.

•

With respect to Messrs. Van Broeck and Scheiss, on September 20, 2006 we entered into change-in-control agreements with Mr. Van Broeck, Mr. Scheiss and certain other executive officers. If Messrs. Van Broeck or Scheiss’ employment is terminated prior to July 11, 2009, our employment agreements with Messrs. Van Broeck and Scheiss provide that the terms of our severance arrangement with Messrs. Van Broeck or Scheiss will be governed by our applicable September 20, 2006 change of control agreements with Messrs. Van Broeck or Scheiss, as applicable. For a further description of our September 20, 2006 change-in-control agreements with Messrs. Van Broeck and Scheiss see “—Change-in-Control Agreements” below.

•

With respect to Mr. Richardson, Mr. Richardson’s severance arrangement with us is governed by the Biomet, Inc. Executive Severance Pay Plan discussed in further detail under “—Severance Pay Plan” below.

The following summary provides a description of the severance arrangements contained in our employment agreements with Messrs. Binder, Florin, Van Broeck, Scheiss and Kashuba. Other than with respect to Mr. Binder as described in “—Termination by Biomet Within Two Years Following a Change-in-control Other Than For Cause, Death or Disability or by Executive for Good Reason” the following summary does not discuss executives’ rights with respect to any equity related awards as such awards are governed by the applicable terms of the related plan or award agreement.

Termination by Biomet Prior to a Change of Control Other Than For Cause, Death or Disability or by Executive for Good Reason

In the event of a termination prior to a change of control (and, with respect to Messrs. Van Broeck and Scheiss, after July 11, 2009), for any reason other than for “cause,” which generally includes failure to substantially perform his duties, willful misconduct or gross negligence, willful or grossly negligent breach of his fiduciary duties to Biomet, commission of any felony or other serious crime involving moral turpitude, material breach of any agreement between the executive and Biomet or material breach of our written policies, or due to executive’s death or disability, or if executive terminates his employment prior to a change-in-control for “good reason,” which generally includes any material diminution in duties and responsibilities (but does not include, in the case of Mr. Kashuba, a change in duties and responsibilities that result from becoming a part of a larger organization following a change-in-control), reduction in base salary or bonus opportunity or relocation of primary work location of more than 50 miles, our employment agreements with Messrs. Binder, Florin, Van Broeck, Scheiss and Kashuba provide that he would be entitled to the following:

•

An amount equal to (a) 1.5 times his base salary in effect at the date of termination (with respect to Messrs. Florin, Van Broeck, Scheiss and Kashuba, the “Severance Benefit”, with respect to Mr. Binder the “Base Component”) plus, with respect to Mr. Binder, (b) 1.5 times the average of (x) the annual incentive bonus earned by Mr. Binder for the previous fiscal year and (y) the annual incentive bonus Mr. Binder would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year (the “Bonus Component”, and with respect to Mr. Binder together with the Base Component, the “Severance Benefit”). The total amount of the Severance Benefit will be paid in equal, ratable installments in accordance with our regular payroll policies over the course of the 18 month non-compete period provided for in the agreement. The total amount of the Severance Benefit will be paid in equal, ratable installments in accordance with our regular payroll policies over the course of the 18 month non-compete period provided for in the agreement. If Mr. Binder becomes employed by another employer during that period, the Bonus Component will cease and the Severance Benefit will be limited to the Base Component;

•

An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the annual incentive bonus the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current fiscal year. The total amount of the pro rated bonus will be paid in a lump sum at the time we pay annual incentive bonuses to similarly situated active employees;

•

If the executive is eligible for and elects continuation coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse the executive for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan;

•

Any “accrued benefits” (as defined in the agreement), which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and

•	With respect to Mr. Binder, continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from the termination date.

Termination by Biomet Within Two Years After a Change-in-control Other Than For Cause, Death or Disability or by Executive for Good Reason

In the event of a termination within two years after a change of control (and with respect to Messrs. Van Broeck and Scheiss after July 11, 2009), for any reason other than for cause or due to the executive’s death or disability, or if the executive terminates his employment within two years after a change-in-control for good reason, he would be entitled to the following:

•

An amount equal to (a) two times his base salary in effect at the date of termination plus (b) two times the average of (x) the annual incentive bonus earned by executive for the previous fiscal year and (y) the annual incentive bonus executive would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year (collectively, the “Change-in-control Severance Benefit”). The total amount of the Change-in-control Severance Benefit will be paid as soon as administratively practicable following the termination of executive’s employment;

•

An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which executive’s employment is terminated) of the annual incentive bonus executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year. The total amount of the pro rated bonus will be paid in a lump sum at the time we pay annual incentive bonuses to similarly situated active employees;

•

If the executive is eligible for and elects continuation coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse Executive for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan;

•

Any “accrued benefits” (as defined in the agreement), which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and

•

With respect to Mr. Binder, continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from the termination date and immediate vesting of any unvested options held by Mr. Binder as of the date his employment is terminated.

To receive the severance benefits provided under the agreement, the executive must sign a general release of claims. The agreement contains customary confidentiality, non-competition and non-solicitation provisions. Messrs. Binder, Florin, Van Broeck, Scheiss and Kashuba’s non-competition period is 18 months after his termination.

Furthermore, in the event that any payments made to Mr. Binder in connection with a termination of employment would be subject to excise taxes under the Internal Revenue Code, subject to certain conditions, Biomet will “gross up” his compensation to fully offset such excise taxes.

Termination Due to Death or Disability

If Messrs. Binder, Florin, Van Broeck, Scheiss or Kashuba’s employment is terminated due to his death or disability (and, with respect to Messrs. Van Broeck and Scheiss, after July 11, 2009), he is entitled to receive the following:

•	His base salary in effect through date of termination;

•

A pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual incentive bonus earned by Executive for the prior year and (y) the annual incentive bonus Executive would have received in the current year if his employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the current year; and

•	Any “accrued benefits” (as defined in the agreement).

Termination With Cause or Without Good Reason

If Messrs. Binder, Florin, Van Broeck, Scheiss or Kashuba’s employment is terminated with “cause” or without “good reason” (as defined in the underlying employment agreement) and, with respect to Messrs. Van Broeck and Scheiss, after July 11, 2009, we will pay such executive his base salary in effect through the termination date and any “accrued benefits” (as defined in the agreement) when due.

Change-in-Control Agreements

On September 20, 2006, we entered into change-in-control agreements with our then current executive officers, including Messrs. Van Broeck and Schiess. The agreements were intended to provide for continuity of management in the context of a prospective change in control of Biomet, which is generally defined as a change in the majority of the Board, not including any new Board member approved by the majority of the Board, any person becoming the beneficial owner of 20% or more of our outstanding shares, any reorganization, merger, sale of all or substantially all of our assets or similar corporate transaction or approval by the shareholders of our complete liquidation. For additional information, see the change-in-control agreements previously filed with the SEC. Upon a change in control, including as a result of the Transactions, the agreements remain in effect for a period of at least 24 months beyond the month of such change in control. Each agreement provides that during the 24-month period following a change in control, we agree to continue to employ the executive and the executive agrees to remain in our employ.

In addition, prior to consummating the Transactions, we entered into change-in-control agreements with Messrs. Binder and Richardson, each of which terminated by its terms upon consummation of the Transactions. The agreements are intended to provide for continuity of our management in the event of a change in control other than as a result of the consummation of the Transactions, which are exempted from the agreements. The terms of the agreements are substantially the same as the terms of the agreements entered into on September 20, 2006, which are described above.

Under the change-in-control agreements, if, following a change in control, certain executives die or are terminated either by us for any reason other than for “cause,” which is generally defined as willful failure to substantially perform the executive’s duties, willfully engaging in conduct injurious to us or conviction of a felony, or disability, or by the executives for “good reason,” generally defined as any demotion, assignment of duties inconsistent with their title, relocation, any failure to pay or provide benefits to the executive (for more information, please see the agreements on file with the SEC) the executives would be entitled to: (1) a lump sum severance payment equal to two times the sum of the executive’s annual base salary, target bonus (or, in certain circumstances, the executive’s annual bonus earned during a specified time period), our annual contributions to all qualified retirement plans on behalf of the executive and the executive’s total annual car allowance; (2) the executive would receive a payout of his unpaid annual base salary, the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination and other accrued compensation and benefits through the end of the fiscal year containing the termination date; (3) we would pay the executive a lump sum cash stipend equal to 24 times the monthly premium then charged for family coverage under our medical and dental plans and (4) the executive would receive life insurance and long-term disability benefits, or the cash equivalent if not available, substantially similar to those that the executive is receiving immediately prior to the notice of termination for a 24-month period after the date of termination. The change-in-control agreements also provide for the reimbursement of outplacement services for a period of 12 months after termination occurs, but not in excess of $25,000.

In the event an “anticipatory termination” (as defined in the agreements) occurs, the executive would receive the same benefits as they would upon a termination without “cause” (as defined in the agreements). The executive is also entitled to receive $25,000 in liquidated damages.

In the event that any payments made to the executives in connection with a change in control and termination of employment would be subject to excise taxes under the Internal Revenue Code, we will “gross up” the executive’s compensation to offset certain of such excise taxes. Severance benefits, other than the life insurance and long-term disability benefits, are generally not subject to mitigation or reduction. To receive the severance benefits provided under the agreements, the executive must sign a general release of claims. In connection with the execution of the agreements, each executive executed a customary confidentiality, non-competition and non-solicitation agreement with us.

Severance Pay Plan

On September 21, 2006, we adopted the Biomet, Inc. Executive Severance Pay Plan for the executives’ party to the change-in-control agreements described above. The Severance Plan provides each of our participating executives with severance benefits in the event of a termination of the executive’s employment unrelated to the executive’s (1) performance of his employment duties or (2) commission of an act or acts outside of the scope of his employment duties that would constitute the basis of a termination for cause under his agreement.

Severance benefits under the Severance Plan generally consist of the following: (1) payment of a pro-rata target bonus (based on the elapsed portion of the year of termination) in a lump sum; (2) continued payment of base salary for 52 weeks plus one week per full year of service with us, up to a maximum of 78 weeks following the termination date; (3) immediate vesting of all of the executive’s outstanding equity awards (stock options and restricted stock); (4) at our expense, continuation of coverage under our health insurance plans pursuant to COBRA for a period not to exceed eighteen months from the termination date; and (5) continuation of any Biomet-provided car allowance for a period of twelve months from the termination date.

As a condition to receiving severance benefits under the Severance Plan, the executive must execute a waiver and release of claims in favor of us and enter into to a customary confidentiality, non-competition and non-solicitation agreement with us. Severance benefits under the Severance Plan are generally intended to be the sole source of severance benefits payable upon a termination of the executive’s employment and are generally not subject to mitigation or reduction. We may amend or terminate the Severance Plan at any time. In the event the executive is entitled to benefits under the change-in-control agreement as a result of a termination of employment, such executive is not entitled to receive benefits under the Severance Plan.

Potential Payments Upon Certain Terminations

This table shows the potential compensation that we would have to pay to certain named executive officers upon a termination by us without “cause” or by the executive with “good reason” (as defined in the applicable agreements) related or unrelated to a change in control, death or disability related or unrelated to a change in control, and termination with “cause” or without “good reason” (as defined in the applicable agreements), related or unrelated to change in control. The table excludes certain amounts payable pursuant to plans that are available generally to all salaried employees. In the event of the death or disability of any of the named executive officers listed in the following table, the deceased or disabled named executive officer, or his designated beneficiaries, would also receive a payment pursuant to the terms of Biomet-funded life or disability plans, respectively, in the addition to the amounts set forth below. The amounts shown assume that termination of employment was effective May 31, 2008. The amounts shown are only estimates of the amounts that would be payable to the executives upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible termination event were to occur.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

	Termination in Connection with a Change in Control				Termination in Absence of a Change in Control
Name of Executive Officer	Termination without Cause or with Good Reason(1)	Termination with Cause or without Good Reason(2)	Disability(3)	Death(4)	Termination without Cause or with Good Reason(5)	Termination with Cause or without Good Reason(6)	Disability(7)	Death(8)
Jeffrey R. Binder(9)
Estimated Value of Non-Equity Benefits and Accrued Obligations	$7,984,000	$8,009,000	$1,819,504	$7,959,000	$2,203,625	$875,000	$1,393,750	$1,393,750
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	7,984,000	7,009,000	1,819,504	7,959,000	3,203,625	875,000	1,393,750	1,393,750
Daniel P. Florin(9)
Estimated Value of Non-Equity Benefits and Accrued Obligations	2,291,535	2,316,535	767,467	2,266,535	831,285	395,850	554,190	554,190
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	2,291,535	2,316,535	767,467	2,266,535	831,285	395,850	554,190	554,190
J. Pat Richardson(10)
Estimated Value of Non-Equity Benefits and Accrued Obligations	1,156,715	1,181,715	455,162	1,131,715	516,179	255,199	344,120	344,120
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	1,156,715	1,181,715	455,162	1,131,715	516,179	255,199	344,120	344,120
Roger Van Broeck(11)
Estimated Value of Non-Equity Benefits and Accrued Obligations	2,380,877	2,405,877	802,085	2,355,877	1,074,704	410,251	716,469	716,469
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	2,380,877	2,405,877	802,085	2,355,877	1,074,704	410,251	716,469	716,469
Glen A. Kashuba(9)
Estimated Value of Non-Equity Benefits and Accrued Obligations	2,302,126	2,327,126	770,944	2,277,126	835,217	397,722	556,811	556,811
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	2,302,126	2,327,126	770,944	2,277,126	835,217	397,722	556,811	556,811
Steven F. Schiess(11)
Estimated Value of Non-Equity Benefits and Accrued Obligations	1,156,715	1,181,715	455,162	1,131,715	516,179	255,199	344,120	344,120
Estimated Value of Options & Equity Awards	—	—	—	—	—	—	—	—
Total	1,156,715	1,181,715	455,162	1,131,715	516,179	255,199	344,120	344,120

(1)	With respect to Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the average of (x) the annual incentive bonus earned by the executive for the previous fiscal year and (y) the annual incentive bonus the executive would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year; (ii) an amount equal to the pro-rated portion of the annual incentive bonus the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage until the earlier of (a) the end of the 18-month period during which executive agrees, under his employment agreement, not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and (v) with respect to Mr. Binder, continued payment of Mr. Binder’s company provided car allowance, if any, for a period of 12 months from the termination date.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents: (i) a lump-sum payment of a pro-rata target bonus (based on the elapsed portion of the year of termination); (ii) continued payment of base salary for 52 weeks plus one week per full year of service with us, up to a maximum of 78 weeks following the termination date; (iii) at our expense, continuation of coverage under our health insurance plans pursuant to COBRA for a period not to exceed eighteen months from the termination date; and (iv) continuation of any Biomet provided car allowance for a period of twelve months from the termination date.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents: (i) the sum of (a) the executive’s annual base salary through the end of the fiscal year containing the date of termination, (b) an amount equal to (x) the higher of the target bonus amount or the bonus actually paid to the executive under the Company’s incentive bonus plan for the fiscal year of the Company prior to the date of termination or (y) the target bonus amount payable to the executive under such plan(s) for the fiscal year of the Company which contains the date of termination, whichever of (x) or (y) is higher (the “Target Bonus”), (c) the total contributions made by the Company to all qualified retirement plans on behalf of the executive through the end of the fiscal year containing the date of termination, (d) the total car allowance contributions made by the Company to the executive through the end of the fiscal year containing the date of termination and (e) any accrued vacation or other pay not theretofore paid; (ii) an amount equal to the product of (a) two and (b) the sum of (w) the executive’s annual base salary and (x) the higher of (aa) the Target Bonus and (bb) the highest annual incentive bonus earned by the executive during the last two (2) completed fiscal years of the Company immediately preceding the date of termination, with the product of (1) and (2) reduced by the amounts paid, if any, to the executive pursuant to any other contractual arrangement with the executive or plan providing coverage to the executive as a result of such termination, (y) the total contributions made by the Company to all qualified retirement plans on behalf of the executive for the calendar year immediately preceding the calendar year in which the Change in Control (as defined in the executive’s respective Change in Control Agreement) occurs and (z) the total car allowance contributions made by the Company to the executive for the calendar year immediately preceding the calendar year in which the Change in Control occurs; (iii) life insurance benefits and long-term disability benefits substantially similar to those that the executive was receiving from the Company immediately prior to the date of termination for 24 months; (iv) if the executive is eligible and so elects, a lump sum cash stipend equal to 24 times the monthly premium then charged to qualified beneficiaries for full family COBRA continuation coverage under the Company’s medical and dental plans; (v) outplacement services the scope and provider of which shall be selected by the executive in his sole discretion; (vi) any other amounts or benefits required to be paid or provided or which the executive is eligible to receive.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

(2)	With respect to Messrs. Binder, Florin, Kashuba and Richardson,

Non-Equity Benefits and Accrued Obligations represents (i) base salary in effect through the termination date and (ii) any “accrued benefits” (as defined in the agreement), which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents the payments to each executive under an Anticipatory Termination (as defined in their respective Change in Control Agreements), which include the payments described in footnote 1 of this table, with the addition of a $25,000 liquidated damages payment.

(3)	With respect to Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents: (i) the executive’s base salary in effect through date of termination; (ii) a pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual incentive bonus earned by the executive for the prior year and (y) the annual incentive bonus the executive would have received in the current year if his employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the current year; and (iii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents the payments as described in footnote 1 of this table.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents: (i) disability and other benefits at least equal to the most favorable of those generally provided by the Company to disabled executives and/or their families; (ii) base salary through the end of the fiscal year containing the date of termination; (iii) an amount equal to (x) the higher of the target bonus amount or the bonus actually paid to the executive under the Company’s incentive bonus plan for the fiscal year of the Company prior to the date of termination or (y) the target bonus amount payable to the executive under such plan(s) for the fiscal year of the Company which contains the date of termination, whichever is higher; (iv) the total contributions made by the Company to all qualified retirement plans on behalf of the executive through the end of the fiscal year containing the date of termination; (v) the total car allowance contributions made by the Company to the executive through the end of the fiscal year containing the date of termination; and (vi) any vacation or other pay accrued but not yet paid.

(4)	With respect to Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents the payments as described in footnote 3 of this table.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents the payments as described in footnote 1 of this table.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents: (i) a lump-sum payment of a pro-rata target bonus (based on the elapsed portion of the year of termination); (ii) continued payment of base salary for 52 weeks plus one week per full year of service with us, up to a maximum of 78 weeks following the termination date; (iii) at our expense, continuation of coverage under our health insurance plans pursuant to COBRA for a period not to exceed eighteen months from the termination date; and (iv) continuation of any Biomet provided car allowance for a period of twelve months from the termination date.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

(5)	With respect to Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) two times his base salary in effect at the date of termination plus (b) two times the average of (x) the annual incentive bonus earned by executive for the previous fiscal year and (y) the annual incentive bonus executive would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year; (ii) an amount equal to the pro-rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which executive’s employment is terminated) of the annual incentive bonus executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage (or reimburse the executive for such premiums) until the earlier of (a) the end of the 18-month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and (v) with respect to Mr. Binder, continued payment of Mr. Binder’s company provided car allowance, if any, for a period of 12 months from the termination date and immediate vesting of any unvested options held by Mr. Binder as of the date his employment is terminated.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents the payments discussed in footnote 1 of this table.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents the payments discussed in footnote 1 of this table.

(6)	With respect to Messrs. Binder, Florin, Kashuba, Richardson, Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents (i) base salary in effect through the termination date and (ii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

(7)	For Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents: (i) the executive’s base salary in effect through date of termination; (ii) a pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual incentive bonus earned by the executive for the prior year and (y) the annual incentive bonus the executive would have received in the current year if his employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the current year; and (iii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by the Company, any amounts or benefits owing to the executive under the then applicable benefit plans of the Company and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents the payments as described in footnote 1 of this table.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents: (i) disability and other benefits at least equal to the most favorable of those generally provided by the Company to disabled executives and/or their families; (ii) base salary through the end of the fiscal year containing the date of termination; (iii) an amount equal to (x) the higher of the target bonus amount or the bonus actually paid to the executive under the Company’s incentive bonus plan for the fiscal year of the Company prior to the date of termination or (y) the target bonus amount payable to the executive under such plan(s) for the fiscal year of the Company which contains the date of termination, whichever is higher; (iv) the total contributions made by the Company to all qualified retirement plans on behalf of the executive through the end of the fiscal year containing the date of termination; (v) the total car allowance contributions made by the Company to the executive through the end of the fiscal year containing the date of termination; and (vi) any vacation or other accrued but not yet paid pay.

(8)	With respect to Messrs. Binder, Florin and Kashuba,

Non-Equity Benefits and Accrued Obligations represents the payments described in footnote 4 of this table.

Options and Equity Awards the difference between the exercise price and the value of LVB’s common stock on May 31, 2008 with respect to any unvested options held by the executive as of May 31, 2008.

For Mr. Richardson,

Non-Equity Benefits and Accrued Obligations represents the payments described in footnote 1 of this table.

For Messrs. Van Broeck and Scheiss,

Non-Equity Benefits and Accrued Obligations represents the payments described in footnote 1 of this table.

(9)	The payments described in this table represent payments provided under the executive’s employment agreement and the 2007 LVB Plan. For more information on these employment agreements, refer to “— Employment Agreements and Potential Post-Termination Payments” and “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards” above.

(10)	The payments described in this table represent payments provided under the executive’s offer letter, the Company’s Severance Pay Plan and the 2007 LVB Plan. For more information on the Company’s Severance Pay Plan, refer to “—Severance Pay Plan” and “—Employment Agreements and Potential Post Termination Payments” and “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards”.

(11)	The payments described in this table represent payments provided under the executive’s change in control agreement. For more information, refer to “—Change in Control Agreements” and “—Employment Agreements and Potential Post Termination Payments” and “The Elements of Biomet’s Compensation Program—Stock Options and Leveraged Share Awards”.

Non-Employee Director Compensation and Benefits

In accordance with the provisions of the Merger Agreement, on July 17, 2007 each of Messrs. Jerry L. Ferguson, M. Ray Harroff, Thomas F. Kearns, Jr., Jerry L. Miller, Charles E. Niemier and Niles L. Noblitt and Mses. Sandra A. Lamb and Marilyn Tucker Quayle and September 25, 2007 each of Messrs. C. Scott Harrison, M.D., Kenneth V. Miller and L. Gene Tanner (collectively the “Resigning Directors”), resigned from the Board of Directors and from any committees thereof.

Our compensation package for non-employee directors during the 2008 fiscal year prior to consummation of the Transactions was generally comprised of cash (annual retainers and committee meeting fees) and stock option awards. The annual pay package was designed to attract and retain highly-qualified, independent professionals to represent our shareholders and reflect our position in the industry. Our compensation package is also designed to create alignment between our directors and our shareholders through the use of equity-based awards.

In connection with the Transactions, new members of the Board were appointed by our sole stockholder, Parent, on behalf of the Sponsors, and generally have not received cash retainer or committee fees or stock option awards.

Business Expenses

The directors are reimbursed for their business expenses related to their attendance at our meetings, including room, meals and transportation to and from Board and committee meetings. On rare occasions, a director’s spouse may accompany a director when traveling on Biomet business. At times, a director may travel to and from our meetings on our corporate aircraft. Directors are also eligible to be reimbursed for attendance at qualified director education programs.

Director and Officer Liability Insurance, or D&O, and Travel Accident Insurance

D&O insurance individually insures our directors and officers against certain losses that they are legally required to bear as a result of their actions while performing duties on our behalf. Our D&O insurance policy does not break out the premium for directors versus officers and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

We also maintain an Aviation Insurance Policy that provides benefits to each director in the event of death or disability (permanent and total) during travel on our corporate aircraft. This policy also covers employees and others while traveling on our corporate aircraft and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

Non-Employee Directors’ Compensation Table

The following table shows information regarding the compensation of our non-employee directors for the 2008 fiscal year. Mr. Binder is not included in the table below because, as President and Chief Executive Officer, disclosure in respect of his compensation is presented in the Summary Compensation Table. Furthermore, as an employee director, Mr. Binder did not receive compensation in his capacity as a director.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards $(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Pre-Transaction Directors
Jerry L. Ferguson	10,800	—	—	—	—	14,400	25,200
C. Scott Harrison, M.D.	19,287	—	—	—	—	—	19,287
M. Ray Harroff	7,200	—	—	—	—	—	7,200
Thomas F. Kearns, Jr.	9,600	—	—	—	—	—	9,600
Sandra A. Lamb	14,400	—	—	—	—	—	14,400
Jerry L. Miller	14,400	—	—	—	—	—	14,400
Kenneth V. Miller	22,800	—	—	—	—	—	22,800
Niles L. Noblitt	7,200	—	—	—	—	—	7,200
L. Gene Tanner	18,000	—	—	—	—	—	18,000
Marilyn Tucker Quayle	9,600	—	—	—	—	—	9,600

Post-Transaction Directors
Chinh E. Chu(5)	—	—	—	—	—	—	—
Jonathan J. Coslet	—	—	—	—	—	—	—
Michael Dal Bello	—	—	—	—	—	—	—
Sean Fernandes(6)	—	—	—	—	—	—	—
Adrian Jones	—	—	—	—	—	—	—
Michael Michelson	—	—	—	—	—	—	—
Dane Miller, Ph.D.(7)	—	—	—	—	—	2,100,000	2,100,000
John Saer	—	—	—	—	—	—	—
Todd Sisitsky	—	—	—	—	—	—	—
L. Gene Tanner	—	—	—	—	—	—	—
David McVeigh	—	—	—	—	—	—	—
Gregory L. Summe	—	—	—	—	—	—	—

(1)	The aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual Board and committee chair retainer fees, and committee meeting fees, in each case including amounts deferred pursuant to director elections.
(2)	For each director listed in the Non-Employee Directors’ Compensation Table above, the value reflects the compensation expense we recognized during the 2008 fiscal year under SFAS 123(R). For information concerning the assumptions used in determining the compensation expense we recognized during the 2008 fiscal year, refer Note 9 to the consolidated financial statements included in this annual report. During the 2008 fiscal year, our non-employee directors agreed to waive their annual grants of option awards.
(3)	We do not have a non-equity incentive plan for non-employee directors.
(4)	We do not have a pension plan for non-employee directors and do not pay above market or preferential rate on non-qualified deferred compensations for non-employee directors.
(5)	Mr. Chu resigned from the Board on January 16, 2008.
(6)	Mr. Fernandes resigned from the Board on March 31, 2008.
(7)	On May 8, 2006, Biomet, Inc. entered into a Separation, Release and Consultancy Agreement with Dane A. Miller, Ph.D. (the “Miller Agreement”). As previously disclosed in a Current Report on Form 8-K dated May 10, 2006, pursuant to the terms of the Miller Agreement, Mr. Miller received $4,000,000 on October 1, 2006, $500,000 on November 30, 2006 and has received or will receive $500,000 on the last day of each quarter thereafter through the first quarter of fiscal year 2010 as compensation for his consulting services. Also pursuant to the Miller Agreement, Mr. Miller is reimbursed for any out-of-pocket fees and expenses relating to an off-site office and administrative support, in an amount not to exceed $100,000 per year. The Miller Agreement contains certain restrictive covenants prohibiting Mr. Miller from competing with the Company and soliciting employees of the Company during the term of the Miller Agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Biomet, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 10, 2008.

BIOMET, INC.

By:	/s/ JEFFREY R. BINDER
Jeffrey R. Binder
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of December 18, 2006, amended and restated as of June 7, 2007, among Biomet, Inc., LVB Acquisition, LLC and LVB Acquisition Merger Sub, Inc., incorporated herein by reference to the Company’s Current Report on Form 8-K filed on June 7, 2007.

3.1	Amended and Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 25, 2007.

3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 25, 2007.

4.1	Senior Notes Indenture, dated as of September 25, 2007, among LVB Acquisition Merger Sub, Inc., Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.2	First Supplemental Senior Notes Indenture, dated as of October 16, 2007, among Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.3	Senior Subordinated Notes Indenture, dated as of September 25, 2007, among LVB Acquisition Merger Sub, Inc., Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.4	First Supplemental Senior Subordinated Notes Indenture, dated as of October 16, 2007, among Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.5	Form of 10% Senior Notes due 2017, filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.6	Form of 10 3/8% / 11 1/8% Senior Toggle Notes due 2017, filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.7	Form of 11 5/8% Senior Subordinated Notes due 2017, filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.8	Registration Rights Agreement, dated as of September 25, 2007, among LVB Acquisition Merger Sub, Inc., Biomet, Inc., the Guarantors listed therein, and Banc of America Securities LLC, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Bear, Stearns & Co. Inc., filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

4.9	Registration Rights Agreement, dated as of October 16, 2007, among Biomet, Inc., the Guarantors listed therein, and Banc of America Securities LLC, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Bear, Stearns & Co. Inc., filed as Exhibit 4.9 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

Exhibit No.	Exhibit
10.1	Credit Agreement, dated as of September 25, 2007, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A. and the Other Lenders party thereto, filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.2	Guaranty (Cash Flow), dated as of September 25, 2007, among LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein, and Bank of America, N.A., filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.3	Pledge and Security Agreement (Cash Flow), dated as of September 25, 2007, among Biomet, Inc., LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein, and Bank of America, N.A., filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.4	Intercreditor Agreement, dated as of September 25, 2007, by and among Bank of America, N.A., as ABL Collateral Agent, and Bank of America, N.A., as CF Collateral Agent, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.5	Patent Security Agreement, dated as of September 25, 2007, among LVB Acquisition, Inc., Biomet, Inc., Certain Subsidiaries of Biomet, Inc. and Bank of America, N.A., filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.6	Trademark Security Agreement, dated as of September 25, 2007, among LVB Acquisition, Inc., Biomet, Inc., Certain Subsidiaries of Biomet, Inc. and Bank of America, N.A., filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.7	Credit Agreement, dated as of September 25, 2007, among Biomet, Inc., the Several Subsidiary Borrowers Party thereto, LVB Acquisition, Inc., Bank of America, N.A. and the Other Lenders Party thereto, filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.8	Guaranty (ABL), dated as of September 25, 2007 between LVB Acquisition, Inc. and Bank of America, N.A., filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.9	Pledge and Security Agreement (ABL), dated as of September 25, 2007 among Biomet, Inc., LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein and Bank of America, N.A., filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference

10.10	Joint Venture Agreement between Biomet, Inc. and Merck KGaA, dated as of November 24, 1997, incorporated herein by reference to Exhibit 2.01 to the Company’s Current Report on Form 8-K filed on February 17, 1998.

10.11	Purchase and Substitution Agreement, dated March 19, 2004 by and among Merck KGaA, Biomet, Inc., BioHoldings UK Ltd. and Biomet Europe Ltd., incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 24, 2004.

10.12†	Executive Severance Pay Plan, dated as of September 22, 2006, incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2006.

Exhibit No.	Exhibit
10.13†	Employment Agreement, dated as of June 11, 2008, by and among Biomet, Inc. and Jeffrey R. Binder, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008.

10.14†	Offer Letter, dated as of March 26, 2007, by and among Biomet, Inc. and J. Pat Richardson, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2007.

10.16†*	Employment Agreement, dated as of February 28, 2008, by and among Biomet, Inc. and Daniel P. Florin.

10.17	Limited Guarantee, dated June 7, 2007, by TPG Partners V L.P., incorporated herein by reference to Exhibit (d)(1)(I) of the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC on June 13, 2007.

10.18	Limited Guarantee, dated June 7, 2007, by KKR 2006 Fund L.P., incorporated herein by reference to Exhibit (d)(1)(H) of the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC on June 13, 2007.

10.19	Limited Guarantee, dated June 7, 2007, by GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners Offshore Fund, L.P., incorporated herein by reference to Exhibit (d)(1)(G) of the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC on June 13, 2007.

10.20	Limited Guarantee, dated June 7, 2007, by Blackstone Capital Partners V L.P., incorporated herein by reference to Exhibit (d)(1)(F) of the Schedule TO filed by LVB Acquisition Merger Sub, Inc. and LVB Acquisition LLC on June 13, 2007.

10.21†	LVB Acquisition, Inc. 2007 Management Equity Incentive Plan, filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.23	Deferred Prosecution Agreement, dated as of September 27, 2007, by and between Biomet, Inc. and the United States Attorney’s Office for the District of New Jersey, filed as Exhibit 10.23 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.24	Corporate Integrity Agreement, dated as of September 27, 2007, by and between the Office of Inspector General of the Department of Health and Human Services and Biomet, Inc., filed as Exhibit 10.24 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference

10.25	Settlement Agreement, dated as of September 27, 2007, by and between Biomet, Inc. and the Office of Inspector General of the Department of Health and Human Services, filed as Exhibit 10.25 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.26†*	Biomet, Inc. Executive Annual Cash Incentive Plan

10.27†*	Employment Agreement, dated as of February 28, 2008, by and among Biomet, Inc. and Glen A. Kashuba.

10.28†*	Employment Agreement, dated as of February 28, 2008, by and among Biomet, Inc. and Steven F. Scheiss.

10.29†*	Employment Agreement, dated as of February 28, 2008, by and among Biomet, Inc. and Roger P. Van Broeck.

10.30*	LVB Acquisition Management Shareholder Agreement

10.31†

Separation, Release and Consultancy Agreement, dated as of May 8, 2006, by and among Biomet, Inc. and Dane A. Miller, Ph.D., filed as Exhibit 10.1 to the Company’s Current Report on Form

8-K filed on May 10, 2006 and incorporated herein by reference.

Exhibit No.	Exhibit
12*	Computation of Ratio of Earnings to Fixed Charges.

16	Letter re Change in Certifying Accountant, filed as Exhibit 16 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

21	Subsidiaries of Biomet, Inc, filed as Exhibit 21 to the Company’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

23.1*	Consent of Independent Registered Public Accounting Firm (Predecessor)

23.2*	Consent of Independent Registered Public Accounting Firm (Successor)

31.1**	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2**	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed with the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008 (which Annual Report was filed on August 28, 2008).
**	Filed herewith.
†	Management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey R. Binder, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Biomet, Inc.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

September 10, 2008

/S/ JEFFREY R. BINDER
Jeffrey R. Binder President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel P. Florin, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K/A of Biomet, Inc.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

September 10, 2008

/S/ DANIEL P. FLORIN
Daniel P. Florin Senior Vice President and Chief Financial Officer